Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

May 22, 2024

Filed via EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin Templeton ETF Trust (the “Trust”)

 (File Nos. 333-208873; 811-23124)

Dear Ms. White:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 109/113 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the Franklin Income Equity Focus ETF (formerly, Franklin U.S. Low Volatility ETF) series of the Trust (the “Fund”), which was filed with the Commission on March 8, 2024 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1.  Comment: Please update the series and class identification numbers and ticker symbol in the EDGAR system.

 Response: The Trust confirms that it will update the Fund’s EDGAR series and class information and ticker symbol.

2.  Comment: On page 4, in the first line of the Principal Investment Strategies section, in accordance with Rule 35d-l under the 1940 Act, immediately following “at least 80% of its net assets in equity securities”, please insert “(plus any borrowings for investment purposes).”

 Response: The following language is set forth in the Fund’s Statement of Additional Information (“SAI”) under Non-Fundamental Investment Policies: “Net assets for purposes of the 80% policy include the amount of any borrowings for investment purposes.” Because the Fund does not engage in borrowing for investment purposes, we do not believe that prospectus disclosure of the impact of borrowings on the 80% policy is needed or appropriate at this time. This approach is also consistent with prior Commission comments given with respect to other Franklin Templeton funds.

3.  Comment: The third paragraph of the Principal Investment Strategies section states that “the Fund may have significant investments in particular sectors.” If the Fund currently has significant investments in particular sectors or industries, please consider adding corresponding strategy and risk disclosure.

 Response: The Trust confirms that it currently does not expect to have significant investments in particular sectors or industries that warrant specific strategy or risk disclosure in the Principal Investment Strategies section of the prospectus. The Trust has revised the disclosure in the Fund Details section of the prospectus to discuss the Fund’s investments in the information technology, healthcare and financial services sectors.

4.  Comment: The Focus risk in the Principal Risks section states that to “the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investments from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.” Please consider adding specific strategy and risk disclosure if the Fund currently focuses its investments in particular countries, regions, industries, sectors or types of investments.

 Response: The Trust confirms that its existing strategy and risk disclosure (as revised as described herein) is appropriate and adequately addresses the Fund’s focus. Please see the response to Comment #3 regarding additional disclosure that has been incorporated into the Fund Details section of the prospectus regarding the Fund’s investments in certain sectors.

5.  Comment: The Convertible Securities risk in the Fund Details—Principal Risks section states that an “investment in an enhanced convertible security may involve additional risks, including greater risk of reduced liquidity.” Please include an explanation of what an enhanced convertible security is.

 Response: In response to this comment, the Trust has removed the above referenced disclosure.

6.  Comment: The Fund’s industry concentration policy on Page 3 of the Statement of Additional Information (“SAI”) states that investment companies are excluded as follows: “other than … securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the 1940 Act”. For purposes of determining compliance with the Fund’s industry concentration policy, the Staff believes that the Fund should look through to the underlying fund holdings of affiliated and unaffiliated investment companies in which the Fund invests. Please add corresponding clarifying disclosure to the SAI.

 Response: The Trust does not consider investment companies to be part of any industry and confirms that the Fund will look through affiliated investment companies and will not ignore information about unaffiliated investment companies for the purpose of determining compliance with its industry concentration policy. The Trust confirms that it will add clarifying disclosure to its SAI to reflect this approach.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. STEPHEN FEINOUR, JR.

J. Stephen Feinour, Jr.

cc: Tara Gormel, Franklin Templeton

Harris Goldblat, Franklin Templeton

Julie Patel, Franklin Templeton

Miranda Sturgis, Stradley Ronon Stevens & Young, LLP